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EXHIBIT 99.1



                          NOTICE OF CEO FORUM IN U.S.A

We hereby inform you that POSCO (NYSE symbol: PKX) will be holding CEO Forum in NY. Details are as follows:

     1.   Date: - Wednesday, January 19, 2005, 12:00pm (New York)
                - Thursday, January 20, 2005, 12:00 pm (Boston)

     2.   Location: - Four Seasons Hotel, Cosmopolitan Suite, 57 East 57(th)
                      Street, New York 10022
                    - Langham Hotel, Belair Room, 250 Franklin St, Boston

     3.   Target audience: Institutional Investors

     4.   Key topic to be presented: explanation of performance in 2004 and Q&A